SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

    Attached is an English translation of the summary of the letter dated May 29, 2015 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

    By letter dated May 29, 2015 the Company reported that, between May 17 and 22, 2015, certain holders of the Company’s Warrants exercised their warrant rights to acquire additional shares. Hence, an increase of 80,074 common shares of the Company, face value pesos 1.00 (V$N 1) each, were issued. As a result of the aforementioned exercise the Company has received U$S 120,711.56. Further on, we also inform that on May 22, 2015, after the closing of the exercise period, all the outstanding warrants of the Company have expired.

    Consequently, the amount of shares of the Company increased from 501,562,730 to 501,642,804, with no further warrants outstanding.
    The exercise of the warrant was performed according to the terms and conditions established in the prospectus, dated February 21, 2008, regarding the Company’s rights offering to subscribe for 180,000,000 common shares and 180,000,000 warrants to subscribe common shares, as amended due to the last pro rata allotment of its shares among its shareholders, made on December 12, 2014. As a result, the terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the allotment: 0.36727981;

•	Ratio after the allotment (current): 0.37146913.

Warrant exercise price per new share to be issued:

•	Price previous to the allotment: US$ 1.5247;

•	Current price after the allotment: US$1.5075.

The other terms and conditions of the warrants remain the same.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 29, 2015